Tuesday, August 12, 2008

Contacts:	Margaret K. Dorman	Shawn M. Housley
	Smith International, Inc.	W-H Energy Services, Inc.
	Chief Financial Officer	Director of Investor Relations
	(281) 443-3370	(713) 974-9071
SMITH INTERNATIONAL, INC. AND W-H ENERGY SERVICES, INC. ANNOUNCE
EARLY TERMINATION OF HSR WAITING PERIOD
     HOUSTON, Texas (August 12, 2008)... Smith International, Inc. (“Smith”) (NYSE:SII) and W-H Energy Services, Inc. (“W-H”) (NYSE:WHQ) announced today that they have received notification from the Federal Trade Commission granting early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Smith’s previously announced exchange offer to acquire all of the outstanding shares of W-H, and the subsequent merger of a wholly owned subsidiary of Smith with and into W-H. The exchange offer will expire at 12:00 midnight, Eastern time, at the end of Monday, August 18, 2008, unless extended.
     Smith is a leading supplier of premium products and services to the oil and gas exploration and production industry through its four principal business units — M-I SWACO, Smith Technologies, Smith Services and Wilson.
     W-H is a diversified oilfield services company that provides products and services used in connection with the drilling and completion of oil and natural gas wells and the production of oil and natural gas. W-H has operations in North America and select areas internationally.
     Certain comments contained herein are forward-looking in nature and are intended to constitute “forward-looking statements.” These forward-looking statements include, without limitation, statements regarding the consummation of the transaction and any other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. For a discussion of additional risks and uncertainties that could impact the companies’ results, review the Smith and W-H Annual Reports on Form 10-K for the year ended December 31, 2007 and other filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include the satisfaction of the conditions to consummate the proposed acquisition, changes in laws or regulations and other factors and uncertainties discussed from time to time in reports filed by the companies with the SEC.
     In connection with the exchange offer, Smith filed a registration statement on Form S-4 and a tender offer statement on Schedule TO with the SEC on June 24, 2008, as amended, and W-H filed a solicitation/recommendation statement on Schedule 14D-9 on June 24, 2008, as amended. These documents contain important information about the exchange offer that should be read carefully before any decision is made with respect to the exchange offer. These materials will be made available to the shareholders of W-H at no expense to them. Investors and security holders may obtain the documents free of charge at the SEC’s web site, www.sec.gov. In addition, such materials (and all other documents filed with the SEC) may be obtained free of charge at www.smith.com or www.whes.com. You may also read and copy any reports, statements and other information filed by Smith or W-H with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Copies of the exchange offer materials may also be obtained at no charge from MacKenzie Partners, Inc., the information agent for the exchange offer, toll-free at 1-800-322-2885.